SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-152023

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended:

☒ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2011

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Continental Resources Group, Inc.
Former name if applicable
Address of principal executive office	3266 W. Galveston Drive #101
City, state and zip code	Apache Junction, AZ 85120

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant transition year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joshua Bleak	(480) 288-6530
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continental Resources Group, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2012	/s/ Joshua Bleak
By: Joshua Bleak Title: Chief Executive Officer

Explanation of Change for Results of Operation
For the Nine Months Transition Period Ended December 31, 2011 and 2010

It is anticipated that a significant change in results of operations for the Nine Months Transition Period Ended December 31, 2011 from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K.  The registrant anticipates its results of operations to reflect an increase in operating expenses from approximately $2,600,000 for the nine months ended December 31, 2010 to $14,500,000 for the nine months ended December 31, 2011.  The increase in expenses was attributable to the fact that we were in our early stages of our operations during the prior period. These expenses primarily consisted of general expenses, exploration costs, compensation, consulting and professional fees incurred in connection with the day to day operation of our business and the preparation and filing of our financial disclosure reports with the U.S. Securities and Exchange Commission. These increases are also primarily attributable to operating expenses incurred by our majority owned subsidiary, Pershing Gold Corporation (“Pershing”), formerly Sagebrush Gold Ltd., beginning on July 22, 2011. In addition, the registrant anticipates its results of operations to reflect other expenses of approximately $7,800,000, attributable to amortization of debt discounts, deferred financing costs, interest expense, derivative liabilities resulting from a decreased fair value of convertible instruments which could be affected by future equity offerings, settlement expenses, and realized losses from sale of drilling equipment. Such other expenses were incurred by majority owned subsidiary, Pershing.